Mail Stop 04-06

      March 7, 2005

Mr. James W. Kerrigan
Chief Financial Officer
Lantronix, Inc.
15353 Barranca Parkway
Irvine, CA   92618

Re:   	Lantronix, Inc.
      Form 8-K filed January 21, 2005
      Form 8-K filed February 18, 2005
      File No. 001-16027

Dear Mr. Kerrigan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Although we note that you have revised the Item 4 disclosures in
your Form 10-Q for the quarter ended December 31, 2004, we note that
you did not revise your Form 10-K/A or your Form 10-Q for the quarter
ended September 30, 2004.   Your 10-K/A and 10-Q for the period
ended
September 30, 2004 should be revised to clearly state that your disclosure controls and procedures either were effective or were ineffective as of the date of this report. Any qualifications, such as "sufficiently effective," on this conclusion do not conform to the
requirements of Item 307 of Regulation S-K.    When revising your
disclosure please note that management should not state that the controls are effective except to the extent that certain problems have been identified. Rather, management must take those problems into account when concluding whether the controls and procedures are effective or ineffective. If the controls and procedures are ineffective, management should state the specific reasons why they are ineffective. Refer to Question 5 of the FAQ on Release No, 34-
47986 "Management`s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports."

2. In an email sent by Jim Kerrigan on October 28, 2005 (12:50pm)
we
noted a reference to discussions between McGladrey and the
Company.
The email notes "I also discussed with McGladrey, the continued
audit
letter recommendation of E&Y that we hire an SEC reporting person to
the accounting staff.  They said they would never have such a recommendation for a company our size....."  Item 304 (a)(2)
requires that certain consultations with the newly engaged accountant be disclosed in the Item 4 Form 8-K. Supplementally tell us how you considered Item 304(a)(2) in determining that these discussions with
McGladrey did not require disclosure.

General

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response and amendment via EDGAR in response to these comments within 10 days of the date of this letter. Please note that if you require longer than 10 days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 942-2894, or in my absence, to Robert Benton at (202) 942-1811.

Sincerely,



Christine Davis
      Staff Accountant

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Lantronix, Inc.
March 7, 2005
Page 2